SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 15, 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                  Marconi plc

                              RESTRUCTURING UPDATE

  Permanent Injunctions and Orders of the US Bankruptcy Court Granted; Further
                       Positive Step in the Restructuring


London - 15 May 2003 - Marconi plc ("plc") (MONI) announces that permanent injunctions and orders of the US Bankruptcy Court have been obtained in respect of the plc and Marconi Corporation plc ("Corp") schemes of arrangement. It is expected that the schemes of arrangement for Corp and plc will become effective and legally binding on Corp and plc and their respective scheme creditors on 19 May 2003 (the "Effective Date").

It is expected that dealing in plc shares will cease at 4.30 p.m. on 16 May 2003 after which the plc shares will be de-listed. The pro rata entitlements of plc shareholders on the register of members as at close of business on 16 May 2003 to new Corp shares and warrants, will also be determined as at this date. It is expected that trading in the new Corp securities will commence on the morning of the Effective Date.

It is expected that a Corp scheme creditor with an admitted scheme claim of GBP 1 million on the Effective Date will be entitled to receive an initial distribution of the following:

Cash                                           GBP 64,321

Principal amount of new senior notes             $135,759

Principal amount of new junior notes              $92,169

Number of new Corp shares                         188,359    shares


It is expected that a plc scheme creditor with an admitted scheme claim of GBP 1 million on the Effective Date will be entitled to receive an initial distribution of the following:

Cash                                            GBP 9,587

Principal amount of new senior notes              $23,492

Principal amount of new junior notes              $15,949

Number of new Corp shares                          32,594    shares


The scheme rate should be used to convert admitted scheme claims into Pounds Sterling if claims are in US Dollars or Euros as follows: GBP 1 per $1.6107 and GBP 1 per EUR 1.3949.


New Notes to be issued

In relation to the application for listing by way of a programme of Corp US$1 denominated senior notes and junior notes, expected to commence trading on 19 May 2003, it can be confirmed that the maximum number of notes that may be issued under the programme is 1,650,054,833. This number is made up of the maximum number of senior notes that may be issued, plus the maximum number of junior notes that may be issued, including all junior notes that may potentially be issued by way of payment in kind for the duration of the programme.

ENDS/...



About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.


Contacts

Name: David Beck / Joe Kelly           Heather Green
Title: Public Relations                Investor Relations
Phone: +44 (0) 207 306 1771            +44 (0) 207 306 1735
+44 (0) 207 306 1490
joe.kelly@marconi.com                  heather.green@marconi.com
-----------------------





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: May 15, 2003